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                                                             Exhibit (a)(5)(vii)


                       CBIZ ANNOUNCES PRELIMINARY RESULTS
                   OF ITS MODIFIED DUTCH AUCTION TENDER OFFER

Cleveland, Ohio (July 10, 2003)--CBIZ (Century Business Services, Inc.)
(NASDAQ: CBIZ) today announced the preliminary results of its modified Dutch Auction tender offer, which expired at 5:00 p.m., New York City time, on July 9, 2003.

CBIZ commenced the tender offer on June 10, 2003, when it offered to purchase up to 14 million shares of its outstanding common stock at a price per share between $3.00 and $3.30, net to the seller in cash, without interest.

Based on the preliminary count by Fifth Third Bank, the depositary for the offer, 9,847,933 shares of common stock were properly tendered and not withdrawn at prices at or below $3.30 per share (including shares tendered by holders that indicated in their Letter of Transmittal that such holders were willing to accept the price determined in the tender offer). The preliminary count includes guaranteed deliveries of 806,378 shares. CBIZ expects to purchase all of the tendered shares at a purchase price of $3.30 per share, or a total cost of approximately $32.5 million. The actual number of shares to be purchased and the purchase price per share are preliminary and are subject to verification by the depositary, and will be announced promptly following completion of the verification process. CBIZ will pay for all shares purchased promptly following that time.

As of July 9, 2003, CBIZ had 96,013,242 shares of common stock outstanding. As a result of the completion of the tender offer, CBIZ expects to have approximately 86,165,309 shares of common stock outstanding as of the time immediately following payment for the tendered shares.

Subject to applicable law, CBIZ may in the future purchase additional shares of its common stock pursuant to its previously announced stock repurchase program authorizing the purchase of up to 15 million shares, although CBIZ and its affiliates are prohibited from repurchasing shares until at least ten business days after July 9, 2003.

Any questions with regard to the tender offer may be directed to D.F. King at
(212) 269-5550 (banks and brokerage firms) or (800) 431-9642 (all others).

CBIZ is a provider of outsourced business services to small and medium-sized companies throughout the United States. As the largest benefits specialist, the ninth-largest accounting company, and one of the ten largest valuation and medical practice management companies in the United States, CBIZ provides integrated services in the following areas: accounting and tax; employee benefits; wealth management; property and casualty insurance; payroll; IS consulting; and HR consulting. CBIZ also provides valuation; litigation advisory; government relations; commercial real estate advisory; wholesale life and group insurance; healthcare



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consulting; medical practice management; worksite marketing; and capital advisory services. These services are provided throughout a network of more than 160 Company offices in 33 states and the District of Columbia.

       For further information regarding CBIZ, call the Investor Relations
                Office at (216) 447-9000 or visit www.cbiz.com.